UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Paris, February 10, 2011	Press release

Alcatel-Lucent delivering on its 3-year transformation journey

Further strong market & company improvement expected in 2011

KEY NUMBERS FOR THE FOURTH QUARTER 2010

•    Revenues of Euro 4.862 billion, up 22.6% year-over-year and 19.3% sequentially

•    Adjusted[2] gross profit of Euro 1.760 billion or 36.2% of revenues

•     Adjusted[2] operating income[1] of Euro 394 million or 8.1% of revenues

•     Operating cash flow[3] of Euro 702 million

•     Net (debt)/cash of Euro 377 million as of December 31, 2010

KEY NUMBERS FOR THE YEAR 2010

•    Revenues of Euro 15.996 billion, up 5.5% year-over-year

•     Adjusted[2] gross profit of Euro 5.572 billion or 34.8% of revenues

•    Adjusted[2] operating income[1] of Euro 288 million or 1.8% of revenues

•     Operating cash flow[3] of Euro 851 million

•     Net (debt)/cash of Euro 377 million as of December 31, 2010

EXECUTIVE COMMENTARY

Ben Verwaayen, CEO, commented:

“I am energized by the progress we have made over the past two years. We have overhauled our product portfolio, introduced our High Leverage Network and Application Enablement strategy, increased our customer relevance and improved our operational excellence, highlighted by the outstanding revenue growth and strong margin performance in the fourth quarter.”

He added:

“As we enter into 2011, I am more confident than ever in our ability to transform into a normal company. We have market momentum, strong customer relationships, unique strength in the all-IP network transformation & next generation broadband access. More importantly, we have the passion and commitment of 78 000 colleagues around the world to provide our customers with products and solutions to address their business challenges. I am proud of their accomplishments and want to thank them for their efforts throughout this past year.

Looking to 2011, we feel confident to grow faster than our addressable market and aim at a significant increase in profitability with an adjusted operating margin above 5% of 2011 sales.”

KEY HIGHLIGHTS

Fourth quarter revenue increased 22.6% year-over-year and increased 19.3% sequentially to Euro 4.862 billion. At constant currency exchange rates and perimeter, revenue increased 15.1% year-over-year and increased 21.9% sequentially. Networks saw a strong year-over-year increase in revenue with all divisions growing. IP revenues topped the Euro 500 million mark and growth in wireless accelerated again this quarter. Wireline and Optics division sales change were in the positive territory driven by good growth in GPON, IPDSLAM and terrestrial optics. Applications revenues posted a year-over-year single digit increase with Networks applications slightly growing and Enterprise applications stable. Services revenues grew at a low single digit rate with double digit growth for Managed & Outsourcing solutions and Network & System integration. From a geographic standpoint, all regions experienced revenue growth with strong traction in North America, double digit growth in Rest of World driven by Brazil and Mexico and high single digit rate growth in Europe and Asia Pacific with Eastern Europe and Western Europe progressing at the same pace and accelerating growth in China.

Adjusted2 operating1 income of Euro 394 million or 8.1% of revenue. Gross margin came in at 36.2% of revenue for the quarter, compared to 36.7% in the year ago quarter and 33.8% in the third quarter 2010. The year-over-year decrease in gross margin was driven by the competitive environment mitigated by volume growth, change in geographical and product mix and a reduction in fixed operation costs. The strong sequential increase in the gross margin was driven by a change in geographical and product mix, a positive impact from volumes growth and a decrease in fixed operation costs. Operating expenses increased 15% year-over-year on a reported basis and adjusted for constant currency, the increase is 9% year-over-year primarily driven by an increase in R&D spending related to new product development. On a sequential basis, operating expenses increased by 4% as reported and by 7% at constant currency reflecting an increase in SG&A due to significantly higher sales and R&D investments.

Reported net income (group share) of Euro 340 million or Euro 0.13 per share. This includes a one-time gain of Euro 105 million pre-tax and of Euro 78 million after tax related to the disposal of our 2Wire investment and Adixen business. Purchase Price Adjustments amounted to Euro 73 million pre-tax and to Euro 45 million after tax.

Net (debt)/cash of Euro 377 million, versus Euro (190) million as of September 30, 2010. The sequential increase in net cash of Euro 567 million primarily reflects the positive operating cash flow of Euro 702 million and the disposal of the assets referenced above for Euro 259 million, partly offset with restructuring cash outlays of Euro (91) million, contribution to pensions and OPEB of Euro (62) million and capital expenditures of Euro (230) million. The positive operating cash flow results from the level of adjusted operating income and a decrease in operating working capital requirements of Euro 2 million.

Funded status of Pensions and OPEB of Euro (516) million at end of December, compared to Euro (1,409) million as of September 30, 2010. Excluding currency impact, the sequential narrowing in the deficit mainly results from a decrease of our obligations for Euro 828 million due to an increase in the discount rates used for pensions and post-retirement healthcare plans and an increase of the fair value of the plan assets for Euro 85 million. The net effect of currency changes on the fair value of the plan assets and on our obligations is negative Euro 20 million.

The board recommended not to pay a dividend for fiscal year 2010.

REPORTED RESULTS

In the fourth quarter, the reported net income (group share) was Euro 340 million or Euro 0.13 per diluted share (USD 0.17 per ADS), including the negative after tax impact from Purchase Price Allocation (PPA) entries of Euro (45) million.

Reported Profit & Loss	Fourth	Fourth	% change	Third	% change	Full	Full	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(In Euro million except for EPS)	2010	2009	(% or pt)	2010	(% or pt)	2010	2009	(% or pt)
Revenues	4,862	3,967	22.6%	4,074	19.3%	15,996	15,157	5.5%
Gross profit	1,759	1,453	21.1%	1,377	27.7%	5,571	5,111	9.0%
in % of revenues	36.2%	36.6%	-0.4 pt	33.8%	2.4 pt	34.8%	33.7%	1.1 pt
Operating income / (loss)(1)	321	207	55.1%	(11)	Nm	2	(325)	Nm
in % of revenues	6.6%	5.2%	1.4 pt	-0.3%	6.9 pt	0.0%	-2.1%	2.1 pt
Net income (loss) (Group share)	340	46	ca 7x	25	ca 14x	(334)	(524)	Nm
EPS diluted (in Euro)	0.13	0.02	ca 6x	0.01	ca 13x	(0.15)	(0.23)	Nm
E/ADS* diluted (in USD)	0.17	0.03	ca 6x	0.02	ca 8x	(0.20)	(0.33)	Nm
Number of diluted shares (million)	2,956.6	2,274.6	30.0%	2,275.7	29.9%	2,259.9	2,259.7	0.0%

* E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3269 as of December 30, 2010; 1.4332 as of December 31st, 2009 and 1.3601 as of September 30, 2010.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The fourth quarter 2010 adjusted2 net profit (group share) was Euro 385 million or Euro 0.14 per diluted share (USD 0.19 per ADS), which includes a restructuring charge of Euro (60) million, a net financial gain of Euro 54 million, an adjusted tax expense of Euro (37) million and a non controlling interests charge of Euro (12) million.

Adjusted Profit & Loss	Fourth	Fourth	% change	Third	% change	Full	Full	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(In Euro million except for EPS)	2010	2009	(% or pt)	2010	(% or pt)	2010	2009	(% or pt)
Revenues	4,862	3,967	22.6%	4,074	19.3%	15,996	15,157	5.5%
Gross profit	1,760	1,454	21.0%	1,377	27.8%	5,572	5,112	9.0%
in % of revenues	36.2%	36.7%	-0.5 pt	33.8%	2.4 pt	34.8%	33.7%	1.1 pt
Operating income / (loss)(1)	394	271	45.4%	61	ca 6x	288	(56)	Nm
in % of revenues	8.1%	6.8%	1.3 pt	1.5%	6.6 pt	1.8%	-0.4%	2.2 pt
Net income (loss) (Group share)	385	85	ca 5x	68	ca 6x	(159)	(360)	Nm
EPS diluted (in Euro)	0.14	0.04	ca 3x	0.03	ca 5x	(0.07)	(0.16)	Nm
E/ADS* diluted (in USD)	0.19	0.05	ca 4x	0.04	ca 5x	(0.09)	(0.23)	Nm
Number of diluted shares (million)	2,956.6	2,516.3	17.5%	2,640.5	12.0%	2,259.9	2,259.7	0.0%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3269 as of December 30, 2010; 1.4332 as of December 31st, 2009 and 1.3601 as of September 30, 2010.

Key figures

Geographic breakdown	Fourth	Fourth	% change	Third	% change	Full	Full	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(In Euro million)	2010	2009	(% or pt)	2010	(% or pt)	2010	2009	(% or pt)
North America	1,669	1,148	45.4%	1,478	13.0%	5,750	4,678	22.9%
Asia Pacific	893	740	20.7%	861	3.7%	2,928	2,978	-1.7%
Europe	1,532	1,436	6.7%	1,228	24.8%	5,081	5,201	-2.3%
RoW	768	643	19.4%	507	51.5%	2,237	2,300	-2.7%
Total group revenues	4,862	3,967	22.6%	4,074	19.3%	15,996	15,157	5.5%

Group breakdown	Fourth	Fourth	% change	Third	% change	Full	Full	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(In Euro million)	2010	2009	(% or pt)	2010	(% or pt)	2010	2009	(% or pt)
Networks	2,952	2,242	31.7%	2,459	20.0%	9,643	9076	6.2%
- o/w IP	508	320	58.8%	366	38.8%	1,464	1,177	24.4%
- o/w Optics	815	763	6.8%	651	25.2%	2,655	2,854	-7.0%
- o/w Wireless	1,156	800	44.5%	1,068	8.2%	4,064	3,547	14.6%
- o/w Wireline	488	398	22.6%	396	23.2%	1,548	1,619	-4.4%
- o/w eliminations	(15)	(39)	Nm	(22)	Nm	(88)	(121)	Nm
Applications	575	535	7.5%	499	15.2%	1,979	1,914	3.4%
- o/w Enterprise Applications	330	317	4.1%	299	10.4%	1,205	1,170	3.0%
- o/w Networks Applications	251	232	8.2%	206	21.8%	794	777	2.2%
- o/w eliminations	(6)	(14)	Nm	(6)	Nm	(20)	(33)	Nm
Services	1,140	1,030	10.7%	948	20.3%	3,743	3,569	4.9%
Other & eliminations	195	160	Nm	168	Nm	631	598	Nm
Total group revenues	4,862	3,967	22.6%	4,074	19.3%	15,996	15,157	5.5%

Breakdown of group	Fourth	Fourth	% change	Third	% change	Full	Full	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(in Euro million)	2010	2009	(% or pt)	2010	(% or pt)	2010	2009	(% or pt)
Networks	229	19	ca 12x	31	ca 7x	187	(297)	Nm
In % of revenues	7.8%	0.8%	7.0 pt	1.3%	6.5 pt	1.9%	-3.3%	5.2 pt
Applications	47	80	-41.3%	15	ca 3x	18	(5)	Nm
In % of revenues	8.2%	15.0%	-6.8 pt	3.0%	5.2 pt	0.9%	-0.3%	1.2 pt
Services	88	141	-37.6%	28	ca 3x	95	203	Nm
In % of revenues	7.7%	13.7%	-6.0 pt	3.0%	4.7 pt	2.5%	5.7%	-3.2 pt
Other & eliminations	30	31	Nm	(13)	Nm	(12)	43	Nm
Total group op. income (loss)	394	271	45.4%	61	ca 6x	288	(56)	Nm

Cash Flow highlights	Fourth quarter	Third quarter	Fourth quarter
(In Euro million)	2010	2010	2009
Net (debt)/cash at beginning of period	(190)	107	592
Adjusted operating income / (loss)	394	61	271
Depreciation & Amort; OP non cash; other	81	275	136
Op. Cash Flow before change in WCR*	475	336	407
Change in operating WCR	2	(82)	100
Change in other working capital	225	(61)	128
Operating Cash Flow (3)	702	193	635
Interest	(12)	(92)	(17)
Taxes	12	(61)	(27)
Cash contribution to pension & OPEB	(62)	(56)	(67)
Restructuring cash outlays	(91)	(73)	(157)
Cash flow from operating activities	549	(89)	367
Capital expenditures (incl. R&D cap.)	(230)	(184)	(194)
Free Cash Flow	319	(273)	173
Discontinued, Cash from financing & Forex	248	(24)	121
Change in net(debt)/cash position	567	(297)	294
Net (debt)/cash at end of period	377	(190)	886

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

Statement of position - Assets	Dec 31,	Sept 30,	Dec 31,
(In Euro million)	2010	2010	2009
Total non-current assets	12,097	12,045	11,644
of which Goodwill & intangible assets, net	6,426	6,407	6,382
of which Prepaid pension costs	2,746	2,803	2,400
of which Other non-current assets	2,925	2,835	2,862
Total current assets	12,779	11,908	12,252
of which OWC assets	6,034	5,978	5,514
of which other current assets	1,056	1,506	1,168
of which marketable securities, cash & cash equivalents	5,689	4,424	5,570
Total assets	24,876	23,953	23,896

Statement of position - Liabilities and equity	Dec 31,	Sept 30,	Dec 31,
(In Euro million)	2010	2010	2009
Total equity	4,205	3,008	4,309
of which attributable to the equity owners of the parent	3,545	2,377	3,740
of which non controlling interests	660	631	569
Total non-current liabilities	10,587	10,928	10,489
of which pensions and other post-retirement benefits	5,090	6,014	5,043
of which long term debt	4,112	3,540	4,179
of which other non-current liabilities	1,385	1,374	1,267
Total current liabilities	10,084	10,017	9,098
of which provisions	1,858	1,969	2,122
of which short term debt	1,266	1,146	576
of which OWC liabilities	5,128	5,088	4,565
of which other current liabilities	1,832	1,814	1,835
Total liabilities and shareholder’s equity	24,876	23,953	23,896

BUSINESS COMMENTARY

NETWORKS

For the fourth quarter 2010, revenues for the Networks segment were Euro 2.952 billion, an increase of 31.7% compared to Euro 2.242 billion in the year-ago quarter and an increase of 20.0% compared to Euro 2.459 billion in the third quarter 2010. At constant currency exchange rates, Networks revenues increased 23.1% year-over-year and rose 22.8% sequentially. The segment posted an adjusted2 operating1 profit of Euro 229 million or an operating margin of 7.8% compared to an adjusted2 operating1 profit of Euro 19 million or a margin of 0.8% in the year ago period.

Key highlights:

•

Revenues for the IP division were Euro 508 million, an increase of 58.8% from the year-ago quarter as IP/MPLS service router revenues nearly doubled their year-ago level. Demand for our IP/MPLS solutions strengthened throughout the year, and in the fourth quarter 2010 that business was growing well in excess of 50% across all regions. Those gains were led by networks’ continuing all-IP transformation, surging growth in mobile backhaul and, in the fourth quarter, also included initial revenues for our new 100 gigabit/s Ethernet (100GE) Service Router interface that was deployed with eight service providers. Full-year revenue for the IP division increased 24.4% in 2010, with a 40%+ increase in service routing. During the quarter, America Movil announced a three-year transformation project to deploy our industry-leading IP/MPLS mobile backhaul solution in 11 countries in Latin America. Elsewhere, Thailand’s True successfully conducted a field trial carrying 100 gigabit/second traffic over their Alcatel-Lucent IP/MPLS network, utilizing our new 100GE Service Router interfaces.

•

Revenues for the Optics division were Euro 815 million, an increase of 6.8% from the year-ago quarter as growth picked up significantly from its pace earlier in the year. The terrestrial business was particularly strong, driven by near 50% growth in the WDM segment, and good progression across the entire portfolio and all regions driving a second consecutive quarter of growth. Full-year terrestrial revenues were flat versus 2009. Our submarine business remained subdued in the fourth quarter, and posted double-digit decline for the full year leading to overall optics revenue down 7% in 2010. Our integrated IP/optical 100G solutions continued to gain traction. Portugal Telecom announced that it had carried traffic over a network that linked our 100G optical transport and 100G IP/MPLS routing technologies, and 360networks announced that it will deploy our 100G-capable Converged Backbone Transformation solution. Elsewhere, Canada’s Orion research and education network selected our 100G next-generation coherent optical transport technology for deployment in Canada’s first 100G operational network. Despite slow submarine sales, contracting activity continued in the fourth quarter. We signed new agreements with Oi’s GlobeNet, Bezeq International, Seychelles Cable System and UNIFI to either expand existing, or to build new submarine networks.

•

Revenues for the Wireless division were Euro 1.156 billion, an increase of 44.5% from the year ago quarter. Strong growth continued across the wireless portfolio, with 56% growth in our W-CDMA business, 32% growth in CDMA and 14% in GSM. We recorded our first significant LTE revenues this quarter. Growth remained particularly strong in the Americas, where revenues nearly doubled from their year-ago level, and in the Asia-Pacific region growth was also very strong, contributing for most of the growth in W-CDMA and most of the double-digit growth in GSM. Within the Asia-Pacific region, we are seeing renewed momentum in our wireless business in China. Full-year wireless revenues increased 14.6% in 2010, with increases across all technologies. During the quarter we signed major frame agreements with operators in the US and China. A four-year agreement with Verizon Wireless is expected to be worth $4 billion and includes CDMA and LTE equipment, IP, optical and microwave backhaul and transport equipment, and services. Three agreements, with China Mobile, China Telecom and China Unicom are valued in total at Euro 1.178 billion and include equipment, applications and services from across our portfolio. In December, Verizon Wireless launched its 4G LTE network, featuring our LTE radio network solutions, IP packet core and backhaul, and IMS solutions. We also signed a new five-year agreement with Sprint to supply their Network Vision project with network integration services, a converged radio access network, IP/MPLS and packet microwave backhaul and network monitoring. Russia’s MegaFon selected our converged radio access network solution to build Siberia’s largest 2G/3G converged network, and our femto/small cell solution was selected by du in the UAE to improve indoor mobile coverage.

•

Revenues for the Wireline division were Euro 488 million, as year-over-year growth picked up from -13% in the first three quarters to a strong 22.6% in the fourth quarter. Legacy TDM switching continued its decline, but growth was widespread elsewhere in the portfolio. Overall broadband access - including ADSL, VDSL, GPON and home networking - increased for the second consecutive quarter, with very strong growth in GPON driven by Asia-Pacific region and renewed growth in our IP-DSLAM business driven by EMEA region. IMS core networking revenues also increased very strongly. Full-year wireline revenue fell 4.4% in 2010 as a single-digit increase in overall broadband access was more than offset by declines in legacy switching and next-gen core networking. In the fourth quarter we were selected by the Saudi Telecom Company (STC) for a major expansion of its broadband access network, leveraging our VDSL2 and GPON technologies as well as our professional services capabilities. In another GPON win, we deployed the first GPON network in Kazakhstan’s capital, Astana. We were also selected by mobile operator Vodafone Qatar to deploy a new fiber-to-the-home network and to use our IMS solution to link the new network with their existing mobile network. During the quarter we were also actively engaged with next-generation DSL technologies that can significantly boost transmission speeds over traditional copper infrastructure, and thus drive renewed spending for copper-based access solutions. With A1 Telekom Austria we demonstrated how technologies like VDSL Vectoring and our “DSL Phantom Mode” can dramatically increase the speed of traditional DSL technologies. We also worked with Turk Telekom to explore the benefits of next-generation DSL, leveraging our VDSL2 Bonding and Vectoring expertise and the DSL Phantom Mode technology. Our DSL Phantom Mode technology was also named Broadband InfoVision’s “Broadband Innovation of the Year.”

•

Sales of our next-generation Networks products increased 72% from the year-ago quarter and reached Euro 1.361 billion in the fourth quarter. This accounts for 46% of Networks sales, vs. 32% in the first quarter of 2009.

•

The improvement in adjusted operating margin over the year-ago quarter reflects the positive impact of higher volumes, costs reduction and favorable shifts in product and geographic sales mix, with particularly strong contributions from the IP and Wireless divisions. Full year operating margin also showed significant improvement, from -3.3% in 2009 to 1.9% in 2010.

APPLICATIONS

For the fourth quarter 2010, revenues for the Applications segment were Euro 575 million, an increase of 7.5% compared to Euro 535 million in the year-ago quarter and an increase of 15.2% compared to Euro 499 million in the third quarter 2010. At constant currency exchange rates, Applications revenues increased 1.7% year-over-year and increased 17.6% sequentially. The segment posted an adjusted2 operating1 profit of Euro 47 million or an operating margin of 8.2% compared to an adjusted2 operating1 profit of Euro 80 million or a margin of 15% in the year ago period.

Key highlights

•

Network applications revenues of Euro 251 million increased 8.2% from the year-ago period in the fourth quarter, led by very strong growth in Digital Media & Advertising and our Motive solution (remote customer management). The Motive business has expanded its focus to include opportunities in the mobile market - managing mobile devices and mobile home networks. Revenues in our Applications Maintenance business also increased, registering a fourth consecutive double-digit gain over the year-ago quarter. For the year, double-digit growth in Digital Media & Advertising, Applications Maintenance and Applications Professional Services (software customization) was largely offset by declines in spending for legacy payment and messaging applications, limiting the 2010 increase in Network applications revenue to 2.2%. During the fourth quarter we announced a collaboration with KPN to explore how to securely expose their fixed network assets to third-party applications and content providers to facilitate the development of new commercial services. Also in the area of Application Enablement, we partnered with Egypt’s Mobinil to provide a mobile advertising service based on our OptismTM mobile marketing solution, we established a joint research lab with the Belgian research institute IBBT focused on the development of next-generation video applications, and we integrated CASSIS International’s Trusted Service Manager to enhance the security of our mobile wallet application.

•

Revenues in our Enterprise applications business increased 4.1% over the year-ago quarter, reaching Euro 330 million in the fourth quarter. The data networking business continued its good double digit growth and included initial revenues for our new 10-Gigabit Ethernet switch launched one quarter ago. Genesys, our customer contact center software business returned to growth in the quarter. Full year Enterprise applications revenues increased 3.0% as gains in these two segments offset decline in voice telephony revenues. In our Genesys business, the Genesys Contact Center solution was deployed by Russian operator MTS in the largest contact center in Russia and our intelligent workload distribution solution (iWD) was selected by a major service provider in Eastern Europe. During the quarter we also enhanced our leading communications platform for small- to medium-sized businesses (Omni eXchange Office or OXO) with enhanced multimedia communication and collaboration capabilities.

•

The decline in adjusted operating margin in the Applications segment in the fourth quarter was concentrated largely in the Network applications business, with a smaller decline in the Enterprise applications business. Full year operating margin improved slightly, from break-even in 2009 to 0.9% in 2010, with a strong improvement in the contribution of the Enterprise business.

SERVICES

For the fourth quarter 2010, revenues for the Services segment were Euro 1.140 billion, an increase of 10.7% compared to Euro 1.030 billion in the year-ago quarter and an increase of 20.3% compared to Euro 948 million in the third quarter 2010. At constant currency exchange rates, Services revenues increased 3.4% year-over-year and increased 21.8% sequentially. The segment posted an adjusted2 operating1 profit of Euro 88 million or 7.7% of revenues compared to Euro 141 million or 13.7% in the year ago quarter.

Key highlights:

•

Double-digit growth continued in our Managed and Outsourcing Solutions business in the fourth quarter and for the full year as a whole, driven by growth in EMEA. Our new frame agreement with China Unicom and the Vodafone Qatar converged network project will contribute to our managed and outsourcing services activity in the coming quarters.

•

Revenue growth accelerated sharply in the Network and Systems Integration (NSI) business in the fourth quarter, with growth across the portfolio led by gains in Multimedia (multi-screen and video integration) and the Network Design, Integration & Optimization businesses. Revenue growth was particularly strong in the Americas. Full-year NSI revenues also increased at a double-digit rate in 2010. During the quarter, West Carolina Tel selected our Triple Play Express, an end-to-end IP video solution, to deliver IPTV and other triple-play services. Elsewhere, our NSI unit will provide a comprehensive range of services, including network design, integration and optimization services, to the Sprint Network Vision and the STC network expansion projects.

•

Weakness in the MEA sub-region was largely responsible for a double-digit decline in fourth quarter revenue in the Network Build and Implementation (NBI) business, which is focused on civil works. The same MEA sub-region was also largely responsible for a single-digit decline in full year 2010 NBI revenues, offsetting an increase in activity in India.

•

Maintenance revenues were essentially flat in the fourth quarter as higher revenue from “product-attached” maintenance (the maintenance of Alcatel-Lucent products) was largely offset by a double-digit decline in multi-vendor maintenance. Product-attached maintenance was strong in China and the Americas while multi-vendor maintenance was particularly weak in EMEA. Full-year Maintenance revenues fell slightly in 2010 as a decline in product-attached maintenance more than offset an increase in multi-vendor maintenance.

•

The end market which we define as “Strategic industries” (including transportation, energy, and public sector) provided a source of strong double-digit revenue growth for the services segment in the fourth quarter, particularly for NSI, and included a contract with Stratos Global to enhance IP communications for oil and gas platform in the Gulf of Mexico.

•

Adjusted operating margin in the Services segment was weaker than the year ago quarter as the negative impact of changes in revenue and customer mix, particularly in our NSI business, offset the positive impacts of our cost-cutting initiatives, but it improved significantly from the third quarter - from 3.0% to 7.7%. Full year adjusted operating margin was 2.5% in 2010, down from 5.7% in 2009

--------------------------------------

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/4q2010

Notes

All reported figures are currently being audited. All adjusted figures are unaudited.

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities, litigations and post-retirement benefit plan amendments.

2-	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See next page for detailed information).

3-	“Operating cash flow” is defined as cash flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

2011 Upcoming events

May 6, 2011: first quarter 2011 results

About Alcatel-Lucent (Euronext Paris and NYSE : ALU)

The long-trusted partner of service providers, enterprises, strategic industries and governments around the world, Alcatel-Lucent is a leader in mobile, fixed, IP and Optics technologies, and a pioneer in applications and services. Alcatel-Lucent includes Bell Labs, one of the world’s foremost centres of research and innovation in communications technology.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach.

The Company achieved revenues of Euro 16 billion in 2010 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com
Alix Cavallari	Tel: + 33 (0)1 40 76 16 58	Alix.cavallari@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Frank Maccary	Tel: + 33 (0)1 40 76 12 11	frank.maccary@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Constance de Cambiaire	Tel: + 33 (0)1 40 76 10 13	Constance.De_Cambiaire@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as, for example, an adjusted operating margin above 5% for 2011 and continued market share gains. Words such as “expects,” “anticipates,” “targets,” “projects,” “intends,” “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” momentum,” “continue,” “reach,”, “confident in,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants and to correctly identify and invest in the technologies that become commercially accepted, demand for our products, and acceptance of the technologies we seek to pioneer; difficulties and delays in our ability to execute on our strategic plan to adjust our product portfolio by boosting investment in certain segments and reducing spending in others, co-source certain business processes, focus on cash, and reduce costs; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of suppliers for the components =we need or a tight market for commodity components; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; control of costs and expenses; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2009, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

        ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2010			Q2-2010			Q3-2010			Q4-2010			2010
(unaudited)	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted
Revenues	3,247		3,247	3,813		3,813	4,074	0	4,074	4,862	0	4,862	15,996		15,996
Cost of sales (a)	(2,189)		(2,189)	(2,436)		(2,436)	(2,697)	0	(2,697)	(3,103)	1	(3,102)	(10,425)	1	(10,424)
Gross Profit	1,058	0	1,058	1,377	0	1,377	1,377	0	1,377	1,759	1	1,760	5,571	1	5,572
Administrative and selling expenses (b)	(696)	30	(666)	(751)	32	(719)	(718)	31	(687)	(742)	33	(709)	(2,907)	126	(2,781)
Research and Development costs (c)	(625)	38	(587)	(671)	41	(630)	(670)	41	(629)	(696)	39	(657)	(2,662)	159	(2,503)
Operating income (loss) (1)	(263)	68	(195)	(45)	73	28	(11)	72	61	321	73	394	2	286	288
Restructuring costs	(134)		(134)	(110)		(110)	(71)	0	(71)	(60)	0	(60)	(375)		(375)
Impairment of assets			0	0		0	0	0	0	0	0	0	0		0
Post-retirement benefit plan amendment			0	0		0	30	0	30	0	0	0	30		30
Litigations	(6)		(6)	(10)		(10)	10	0	10	(22)	0	(22)	(28)		(28)
Gain/(los) on disposal of consolidated entities	(3)		(3)	0		0	0	0	0	65	0	65	62		62
Income (loss) from operating activities	(406)	68	(338)	(165)	73	(92)	(42)	72	30	304	73	377	(309)	286	(23)

Financial result (net)	(46)	0	(46)	(17)	0	(17)	61	0	61	54	0	54	52		52
Share in net income(losses) of equity affiliates	1		1	7		7	4	0	4	2	0	2	14		14
Income tax benefit (expense) (d)	(47)	(26)	(73)	(4)	(28)	(32)	23	(29)	(6)	(9)	(28)	(37)	(37)	(111)	(148)
Income (loss) from continuing operations	(498)	42	(456)	(179)	45	(134)	46	43	89	351	45	396	(280)	175	(105)
Income (loss) from discontinued activities	(9)		(9)	(4)		(4)	0	0	0	1	0	1	(12)		(12)
Net Income (loss)	(507)	42	(465)	(183)	45	(138)	46	43	89	352	45	397	(292)	175	(117)

of which : Equity owners of the parent	(515)	42	(473)	(184)	45	(139)	25	43	68	340	45	385	(334)	175	(159)
Non-controlling interests	8		8	1		1	21	0	21	12	0	12	42		42

Earnings per share : basic	(0.23)		(0.21)	(0.08)		(0.06)	0.01		0.03	0.15		0.17	(0.15)		(0.07)
Earnings per share : diluted	(0.23)		(0.21)	(0.08)		(0.06)	0.01		0.03	0.13		0.14	(0.15)		(0.07)

(1)	Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment Corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at December 31, 2010).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.

(a)	Depreciation of the reevaluation to fair value of productive tangible assets
(b)	Amortization of intangibles assets - long term customer relationship (5-8 years)
(c)	Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)
(d)	Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2011

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer